

NOTICE

2004 YEAR-END FINANCIALS & RESERVES
RESCHEDULED FOR FEBRUARY 21, 2005

Toronto, Ontario, February 16, 2005 – GOLDCORP INC. (GG: NYSE; G: TSX) announced today that the year-end financial and operating results, along with 2004 reserve and resource estimates will be released on the evening of **Monday, February 21, 2005.**

An analyst meeting will be webcast live (audio only) at: **http://phx.corporate-ir.net/playerlink.zhtml?c=80347&s=wm&e=1017322** on **Tuesday, February 22, 2005 at 8:30 a.m. (EST).** The press release will be posted on our website located at www.goldcorp.com.

Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

Gold is Money, Goldcorp is Gold!

For further information, please contact:

Ian J. Ball
Investor Relations
Telephone: (416) 865-0326
Toll Free: (800) 813-1412
Fax: (416) 361-5741
e-mail: info@goldcorp.com

Corporate Office:

145 King Street West
Suite 2700
Toronto, Ontario
M5H 1J8
website: www.goldcorp.com